OFFICIAL USE



# Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934



1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☒ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☒ Government Securities Dealer
   - C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

24007853

4. A. Full name of the financial institution Societe Generale, New York Branch

   B. Address of principal office of financial institution:

   245 Park Avenue
   Address

   | City | State | Zip Code |
   |---|---|---|
   | New York | NY | 10167 |

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   N/A
   Address

   City State Zip Code

   D. Mailing address if different from (B) or (C):

   N/A
   Address

   City State Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

   | Name | Title | Area Code / Phone Number |
   |---|---|---|
   | Erica Gordon | Director | 212-278-6769 |

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

| Address | City | State | Zip Code | Describe Activities |
|---|---|---|---|---|
| 1 Queens Road East | Hong Kong | | | Government Securities Dealer Trading Activities |
| 17 Cours Valmy | Paris | | | Government Securities Dealer Trading Activities |
| 41 Tower Hill | London | | | Government Securities Dealer Trading Activities |
| Palace Building 1-1-1, Chiyoda-Ku | Tokyo | | | Government Securities Dealer Trading Activities |
| Marina Boulevard, 12-01 Marina Bay Financial Center | Singapore | | | Government Securities Dealer Trading Activities |

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

| Last / First / Middle | Title |
|---|---|
| See Addendum | |
| | |
| | |
| | |
| | |

**NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.**

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☐ Yes B. ☒ No

**NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.**

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Cyril Dumuis
Name (First, Middle, Last)

Managing Director, Co-Head FIC AMER
Title

DocuSigned by:
Cyril Dumuis
AD252A65AE59441...
Signature

10/18/2024
Date

Addendum - October 16, 2024

Item 6: Full name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities dealer activities:

The following changes were made:

Added: Fouzia Boufayssi
Removed: Christopher Tesoriero

| **Name** | **Title** | **U4 Filed with GFIN Amendment Dated** |
|---|---|---|
| Dial, Nathaniel | Managing Director | June 2022 |
| Stewart, Joseph | Managing Director | February 2023 |
| Keaveney, Brian | Managing Director | June 2023 |
| Masserio, James | Managing Director | August 2023 |
| Dumuis, Cyril | Managing Director | August 2023 |
| Marti, Leonardo | Managing Director | August 2023 |
| Gupta, Nitin | Managing Director | November 2023 |
| Gilyard, Julian | Director | October 2024 |
| Boufayssi, Fouzia | Managing Director | October 2024 |

SOCIETE GENERALE
Corporate & Investment Banking

October 22, 2024

**Societe Generale, New York Branch**

- Government Securities Dealer ("GSD") - Associated Person ("AP") List - Deletions

| Name | Form | Role | End Date: GSD AP |
|---|---|---|---|
| Christopher Tesoriero | U5 | Trading | 10/18/2024 |

- Government Securities Dealer ("GSD") - Associated Person ("AP") List - Additions

| Name | Form | Role | Employment Start Date (in U.S.) | Start Date: Foreign GSD AP | Existing Employees: GSD AP Start Date |
|---|---|---|---|---|---|
| None | | | | | |

- Government Securities Dealer ("GSD") - Associated Person ("AP") List - Current

| Name | Form | Role | Employment Start Date (in U.S.) | Start Date: Foreign GSD AP | Existing Employees: GSD AP Start Date |
|---|---|---|---|---|---|
| Stewart, Joseph | U4 | Co-Head of FIC-Supervisor | 2/23/2023 | | |
| Dumuis, Cyril | U4 | Co-Head of FIC – Supervisor | | | 11/20/2023 |
| Dial, Nate | U4 | Trading – Supervisor: Head of Rates Trading | 12/2/2018 | | 11/20/2021 |
| Gilyard, Julian | U4 | Trading | 06/03/2024 | | |
| Hathaway, Ryan | U4 | Trading | 6/27/2024 | | 8/12/2024 |
| Hu, Jonathan | U4 | Trading | 6/30/2024 | | 8/12/2024 |
| Parikh, Rutwik | U4 | Trading | 8/20/2023 | | 8/12/2024 |
| Salvatore, Michael | U4 | Trading | 8/29/2023 | | |
| Sheehan, Kevin | U4 | Trading | | | 6/23/2024 |

| | | | | | |
|---|---|---|---|---|---|
| Barthelemy, Charles (Paris) | G-FIN-4 | Trading | | | 11/1/2021 |
| Chen, Daniel (Paris) | G-FIN-4 | Trading | | | 11/1/2021 |
| Cheng, Guillaume (Paris) | G-FIN-4 | Trading | | | 11/1/2021 |
| Constantini, Cedric (Paris) | G-FIN-4 | Trading | | | 7/19/2021 |
| Jeantet, Victor (Paris) | G-FIN-4 | Trading | | 1/2/2020 | |
| Sebti, Karim (Paris) | G-FIN-4 | Trading | | | 9/7/2021 |
| Bocskai, Stefan (Paris) | G-FIN-4 | Trading | | | 1/3/2022 |
| Niu, Ziru (Paris) | G-FIN-4 | Trading | | | 6/6/2023 |
| Schurtz, Xavier (LND) | G-FIN-4 | Trading | | | 7/1/2020 |
| Chomel, Benjamin (HK) | G-FIN-4 | Trading | | | 11/1/2021 |
| Duranceau Desmarais, Vincent (HK) | G-FIN-4 | Trading | | 12/1/2021 | 12/1/2021 |
| Meng, Stanley (HK) | G-FIN-4 | Trading | | | 7/1/2021 |
| Najar, Abderrahmane (HK) | G-FIN-4 | Trading | | | 11/1/2021 |
| Nguyen, Albert (HK) | G-FIN-4 | Trading | | | 11/1/2021 |
| Sall, Ibrahima (HK) | G-FIN-4 | Trading | | | 5/4/2021 |
| Thai, Adrien (HK) | G-FIN-4 | Trading | | | 9/9/2021 |
| Vincent, Pierre-Victor (Singapore) | G-FIN-4 | Trading | | 12/18/2019 | |
| Dobb, Brendan (Singapore) | G-FIN-4 | Trading | | 3/6/2023 | |
| Sato, Takafumi (Tokyo) | G-FIN-4 | Trading | | | 2/1/2022 |
| Watanabe, Toshio (Tokyo) | G-FIN-4 | Trading | | | 2/1/2022 |
| Young, Paul (Tokyo) | G-FIN-4 | Trading | | 6/10/2024 | |
| Boufayssi, Fouzia | U4 | Trading - Supervisor: Head of U.S. Repo | 12/07/2022 | | |
| Brunetti, Anthony | U4 | Trading | 8/15/1995 | | |
| Gallagher, Michael | U4 | Trading | 5/20/2017 | | 2/3/2019 |
| Pourchet, Victor | U4 | Trading | 9/16/2016 | | 6/4/2019 |
| Ridgway, Kevin | U4 | Trading | 7/19/1999 | | |
| Zhang, Jenny | U4 | Trading | 6/13/2024 | | 8/26/2024 |
| Li, ChengChao | U4 | Trading | 2/19/2019 | | 5/1/2019 |
| Dieulle, Fabien | U4 | Trading | 7/22/2019 | | 12/17/2021 |
| Gilde, Hans | U4 | Trading | 10/31/2022 | | 11/15/2022 |
| Home, Jean Baptiste | U4 | Trading | 9/23/2024 | | |
| Abruzzo, Massimo | U4 | Sales | 7/11/2022 | | 10/11/2023 |
| Andruss, Charles | U4 | Sales | 7/11/2024 | | 8/12/2024 |
| Benoliel, Georges | U4 | Sales | 2/2/2004 | | 9/5/2024 |
| Carson, Charles | U4 | Sales | 2/21/2024 | | |

| | | | | | |
|---|---|---|---|---|---|
| Cohen, Olivier | U4 | Sales | 10/30/2017 | | |
| Cohen, Peter | U4 | Sales | 10/1/2012 | | 02/08/2021 |
| Chuck, Tim | U4 | Sales | | | 06/26/2024 |
| Dickson, Peter | U4 | Sales | 7/12/2010 | | |
| Fransioli, Arnaud | U4 | Sales | 8/28/2023 | | 10/04/2023 |
| Goldsmith, Melissa | U4 | Sales | 09/18/2024 | | |
| Grimeh, Noah | U4 | Sales | 2/7/2022 | | 10/11/2023 |
| Gupta, Nitin | U4 | Sales-Head of Rates Sales- Supervisor | 11/07/2023 | | |
| Tils, Harris | U4 | Sales | | | 7/11/2024 |
| Keaveney, Brian | U4 | Sales | 05/15/2023 | | |
| Kennedy, Ashleigh | U4 | Sales | 11/07/2023 | | |
| Kumar, Viraaj | U4 | Sales | 7/1/2024 | | 8/12/2024 |
| Lee, Jae | U4 | Sales | 1/19/2023 | | |
| Lentini, Ralph | U4 | Sales | 8/31/2015 | | |
| Mabire, Julie | U4 | Sales | 11/26/2018 | | |
| Marti, Leonardo | U4 | Sales | 03/02/2023 | | 06/01/2023 |
| Melgarejo, Enrique | U4 | Sales | 12/27/2023 | | 08/07/2024 |
| Mitrani, Justin | U4 | Sales | 7/19/2023 | | 10/11/2023 |
| Morales, Ioannis | U4 | Sales | 12/11/2018 | | 06/01/2023 |
| Nair, Rekha | U4 | Sales | 7/19/2023 | | 10/11/2023 |
| Primack, Adam | U4 | Sales | 3/6/2018 | | 10/11/2023 |
| Rey, Daniel | U4 | Sales | 11/2/1998 | | |
| Rotem, Elizabeth | U4 | Sales | 09/24/2024 | | |
| Ruberti, Kimberly | U4 | Sales | 10/25/2010 | | |
| Smith, Alex | U4 | Sales | 01/03/2017 | | 05/15/2023 |
| Williams, Shawn | U4 | Sales | 3/18/2018 | | 10/11/2023 |
| Yellen, Jonathan | U4 | Sales | 08/21/2023 | | 10/03/2023 |
| Yu, Robin | U4 | Sales | 01/13/2022 | | 06/01/2023 |
| Villena, Elena | U4 | Sales | 12/21/2022 | | 06/01/2023 |
| Walsh, Michael | U4 | Processing & Clearing – Supervisor | 6/22/2009 | | |